                                                                   Exhibit 12.1

Arch Coal, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

                                                                               Year ended December 31,
                                                                   ----------------------------------------------
                                                                     2000       1999       1998     1997    1996
                                                                   ----------------------------------------------
Earnings:
  Income (loss) from operations                                      73,984   (327,026)   87,847   41,882  56,112
  Fixed charges net of capitalized interest                          96,402     98,072    67,861   20,539  20,313
  Amortization of capitalized interest                                   56       -         -         -      -
                                                                   ----------------------------------------------
   Earnings before taxes and fixed charges                          170,442   (228,954)  155,708   62,421  76,425


Fixed charges:
  Interest expense                                                   92,132     91,248    62,241   17,822  18,783
  Capitalized interest                                                  -       (1,190)      (39)     -       -
  Portions of rent which represent an interest factor                 4,270      8,014     5,659    2,717   1,530
                                                                   ----------------------------------------------
   Total fixed charges                                               96,402     98,072    67,861   20,539  20,313

  Ratio of earnings to fixed charges                                   1.77       (a)       2.29     3.04    3.76

(a) The deficiency of earnings to cover fixed charges was 327,026 for the year ended December 31, 1999.